(ADB LOGO)

Maximizing
The Value of Assets

First Quarter 2002 Report

PROFILE

--------------------------------------------------------------------------------

ADB Systems International Inc. is a leading provider of asset lifecycle management solutions. Based in Toronto, we have more than 70 employees located in offices around the world serving customers across a range of industries.

ADB Systems delivers innovative technology solutions that enable our customers to:

    o  Source assets at reduced costs

    o Track assets ensuring that capital equipment is available and properly utilized

    o  Monitor assets ensuring that they are operating at optimum performance

    o  Schedule preventative and corrective maintenance to reduce down-time

    o  Procure goods on-line at improved savings

    o  Sell surplus assets while generating highest yield.

ADB works with organizations in:

    o Asset-intensive industries, such as oil and gas, chemicals processing, pulp and paper, food, and transportation, to improve operational efficiencies and reduce operational down-time

    o The public sector to reduce purchasing costs and improve procurement processes.

Current customers include BP, GE Capital, Halliburton Energy Resources, HFK, Irish Permanent Finance, ShopNBC, Skerman Group, TotalFinaElf among others.

ADB shares are traded on the Nasdaq National Market (Symbol: ADBI) and the Toronto Stock Exchange (Symbol: ADY).

LETTER TO SHAREHOLDERS

--------------------------------------------------------------------------------

Dear Shareholders,

Our first quarter results represent the full impact of our Company's performance since the acquisition of ADB Systemer ASA. Our encouraging financial performance witnessed marked improvements in key financial areas, and provides the necessary momentum for what we believe will be a strong year for ADB Systems International Inc. We recorded a net loss for the period of $2.3 million or $0.06 per basic share, an improvement of 81 percent when compared to the net loss of $12.5 million or $0.33 per basic share achieved in the fourth quarter of 2001. Despite continued economic pessimism, particularly in our industry, our gross revenue in the first quarter was $1.5 million, an increase of 28 percent compared to the $1.2 million achieved in the fourth quarter of 2001.

In addition to the financial performance gains, we experienced a number of operating achievements in the quarter, including:

    o We signed an agreement with Halliburton Productos, the Brazilian affiliate of Halliburton, to provide materials management and logistics capabilities.

    o We extended our agreement with DBI Logistics and will integrate sourcing capabilities to their on-line transportation marketplace.

    o We announced the availability of Dyn@mic Buyer 2.0, an enhanced version of our flagship sourcing solution.

    o We expanded our sales and marketing personnel in North America to support increased sales opportunities

As already noted, our gross revenue in the first quarter totaled $1.5 million. Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers.

At the end of March 31, 2002 we held cash and marketable securities totaling $2.6 million. On April 24th we completed a private placement with Stonestreet LP resulting in gross proceeds of $1.1 million. This funding will be used to accelerate our product development and support our long-term strategy.

Based on our recent quarter's successes and the increased customer demand for our asset lifecycle management solutions, we look forward to building on this and achieving stronger results in future quarters. With our current cost-containment activities that continue to reduce our cash burn rate, we believe that the trend towards profitability is sustainable and realistic.

Yours truly,

LOGO

Jeffery Lymburner, CEO
May 17, 2002

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

-------------------------------------------------------------------------------------------------
                                                                    March 31       December 31
                                                                      2002            2001
-------------------------------------------------------------------------------------------------
ASSETS

CURRENT
Cash                                                              $    2,032       $    2,557
Marketable securities                                                    580            1,658
Accounts receivable                                                    1,030            1,288
Deposits and prepaid expenses                                            233              131
-------------------------------------------------------------------------------------------------
                                                                       3,875            5,634

CAPITAL ASSETS (Note 2)                                                1,098            1,332
STRATEGIC INVESTMENTS                                                     44              173
CAPITALIZED SOFTWARE                                                     136              202
ACQUIRED SOFTWARE                                                      2,819            3,102
ACQUIRED AGREEMENTS                                                      121              149
-------------------------------------------------------------------------------------------------
                                                                  $    8,093       $   10,592
-------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT
Accounts payable                                                  $      659       $      841
Accrued liabilities                                                      820              813
Current portion of capital lease obligation                               35               42
Current portion of deferred revenue                                      790              823
-------------------------------------------------------------------------------------------------
                                                                       2,304            2,519

DEFERRED REVENUE                                                          22               33
CAPITAL LEASE OBLIGATION                                                   6               18
-------------------------------------------------------------------------------------------------
                                                                       2,332            2,570
-------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                          8                8

SHAREHOLDERS' EQUITY

Share capital                                                         93,568           93,568
Warrants                                                               1,349            1,349
Stock options                                                            691              691
Foreign currency translation                                              (5)             (11)
Deficit                                                              (89,850)         (87,583)
-------------------------------------------------------------------------------------------------
                                                                       5,753            8,014
-------------------------------------------------------------------------------------------------
                                                                  $    8,093       $   10,592
-------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)

---------------------------------------------------------------------------------------------------------
                                                                                     Quarter ended
                                                                                        March 31
                                                                                   2002          2001
---------------------------------------------------------------------------------------------------------
Revenue (Note 5)                                                                $   1,487     $   1,255
Less: Customer acquisition costs                                                       --           (19)
---------------------------------------------------------------------------------------------------------
Net revenue                                                                         1,487         1,236
---------------------------------------------------------------------------------------------------------

General and administrative                                                          1,492         1,916
Sales and marketing                                                                   489         1,405
Software development and technology                                                 1,173           987
Depreciation and amortization                                                         622           310
Interest income                                                                       (18)         (113)
---------------------------------------------------------------------------------------------------------
                                                                                    3,758         4,505
---------------------------------------------------------------------------------------------------------
Loss before the undernoted                                                         (2,271)       (3,269)
---------------------------------------------------------------------------------------------------------

Realized gains and losses on disposal of marketable
  securities and strategic investments (Note 3)                                      (102)        3,686
Unrealized gains and losses on revaluation of marketable
  securities and strategic investments, and provision for
  impairment of assets (Note 4)                                                       106          (899)
Retail activities settlement (Note 6)                                                  --          (127)
---------------------------------------------------------------------------------------------------------
                                                                                        4         2,660
---------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                                         $  (2,267)    $    (609)
---------------------------------------------------------------------------------------------------------

LOSS PER SHARE                                                                  $   (0.06)    $   (0.02)
---------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)
---------------------------------------------------------------------------------------------------------
                                                                                      Quarter ended
                                                                                        March 31
                                                                                    2002          2001
---------------------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                                                    $ (87,583)    $ (68,869)
NET LOSS FOR THE PERIOD                                                            (2,267)         (609)
---------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                                          $ (89,850)    $ (69,478)
---------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

----------------------------------------------------------------------------------------------------------
                                                                                        Quarter ended
                                                                                          March 31
                                                                                      2002        2001
----------------------------------------------------------------------------------------------------------

NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net loss for the period                                                            $  (2,267)  $    (609)
Items not affecting cash:
  Depreciation and amortization                                                          622         310
  Non cash customer acquisition costs                                                     --          19
  Realized gains and losses on disposal of marketable
     securities and strategic investments (Note 3)                                       102      (3,686)
  Unrealized gains and losses on revaluation of marketable
     securities and strategic investments, and provision for
     impairment of assets (Note 4)                                                      (106)        899
----------------------------------------------------------------------------------------------------------
                                                                                      (1,649)     (3,067)
Changes in non-cash operating working capital                                            (58)     (1,677)
----------------------------------------------------------------------------------------------------------
                                                                                      (1,707)     (4,744)
----------------------------------------------------------------------------------------------------------

INVESTING
Capital assets                                                                           (10)       (200)
Strategic investments                                                                     --        (152)
Proceeds from disposal of strategic investments                                          126          --
Capitalized software, trademarks and intellectual property                                (2)         (5)
Marketable securities                                                                  1,087       9,815
----------------------------------------------------------------------------------------------------------
                                                                                       1,201       9,458
----------------------------------------------------------------------------------------------------------

FINANCING
Repayment of capital leases                                                              (19)         (2)
----------------------------------------------------------------------------------------------------------
                                                                                         (19)         (2)
----------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW DURING THE PERIOD                                             (525)      4,712
CASH, BEGINNING OF PERIOD                                                              2,557       7,363
----------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                                $   2,032   $  12,075
----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Income taxes                                                                       $      --   $      --
Interest expense                                                                          --          --


See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   The interim consolidated financial statements of ABD Systems International Inc. (formerly Bid.Com International Inc. (the "Company")) should be read in conjunction with the Company's most recent annual audited financial statements.

   The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except for the following:

   Stock-based Compensation. The Company adopted handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," implemented by the Canadian Institute of Chartered Accountants effective January 1, 2002. This standard is consistent with Statement of Financial Accounting Standards
   (SFAS) 123, "Accounting for Stock-based Compensation". As no stock options have been issued in 2002, this new standard does not impact the Company's financial statements.

2. CAPITAL ASSETS

                                       ----------------------------------------------------------------------------------
                                                    March 31, 2002                           December 31, 2001
                                       ----------------------------------------------------------------------------------
                                                     Accumulated     Net Book                   Accumulated     Net Book
                                          Cost      Depreciation       Value         Cost       Depreciation      Value
                                       ----------------------------------------------------------------------------------
                                                                         (in thousands)
   Computer hardware                    $2,856         $ 2,117       $  739         $2,889        $ 1,949        $  940
   Furniture and fixtures                  468             230          238            468            201           267
   Leasehold improvements                  151             132           19            151            129            22
   Building                                105               3          102            105              2           103
                                       ----------------------------------------------------------------------------------
                                        $3,580         $ 2,482       $1,098         $3,613        $ 2,281        $1,332
                                       ----------------------------------------------------------------------------------

3. REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS

                                                                                                    ---------------------
                                                                                                        Three months
                                                                                                       Ended March 31
                                                                                                    ---------------------
                                                                                                       2002       2001
                                                                                                    ---------------------
                                                                                                       (in thousands)

   (Loss) gain on disposal of marketable securities (Note 3(a))                                     $  (143)    $  3,686
   Gain on disposal of strategic investments (Note 3(b))                                                 41           --
                                                                                                    ---------------------
                                                                                                    $  (102)    $  3,686
                                                                                                    ---------------------

   (a) In January 2002, the Company sold its remaining shares in America Online Inc. for gross proceeds of $1.3 million, and realized a loss of $143,000. In January 2001, the Company sold 122,801 shares for gross proceeds of $10.0 million, realizing a gain of $3.7 million.

   (b) Throughout the first quarter, the Company disposed of a portion of its strategic investments. This resulted in a cash proceeds of $126,000 and a realized gain of $41,000.

NOTES TO INTERIM CONSOLIDATED FINANCIAL
STATEMENTS (Unaudited) - (Continued)

-----------------------------------------------------------------------------------------------------------------------------------

4. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF
   ASSETS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Three months
                                                                                                                Ending March 31
                                                                                                             ----------------------
                                                                                                                2002       2001
                                                                                                             ----------------------
                                                                                                                (in thousands)
         Revaluation of impaired strategic investments (Note 4(a))                                             $ 106      $ (357)
         Revaluation of marketable securities (Note 4(b))                                                         --         383
         Provision for impairment of assets (Note 4(c))                                                           --        (925)
                                                                                                             ----------------------
                                                                                                               $ 106      $ (899)
                                                                                                             ----------------------


   (a) The Company reviewed the carrying value of its strategic investments and determined a reversal of a prior period's provision should be recorded given the recent financial performance of securities held. During the first quarter of 2001, a provision was deemed necessary.

   (b) During the first quarter of 2001 the Company reviewed the market value of its shares in America Online Inc. and determined that a mark-to-market adjustment was required.

   (c) At March 31, 2001 the Company determined the net realizable value of prepaid advertising assets had been significantly reduced as a result of market conditions and changes to the Company's business-to-business marketing strategy.

5. SEGMENTED INFORMATION

   The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

   Net revenue by Geographic Region

                                                                                                          ------------------------
                                                                                                               Three months
                                                                                                              Ending March 31
                                                                                                          ------------------------
                                                                                                              2002        2001
                                                                                                          ------------------------
                                                                                                              (in thousands)
   North America                                                                                           $   497       $ 1,158
   Ireland and U.K.                                                                                            157            97
   Norway                                                                                                      833            --
                                                                                                          ------------------------
                                                                                                           $ 1,487       $ 1,255
                                                                                                          ------------------------


   Assets by Geographic Region

                                                                      -------------------------------------------------------------
                                                                             March 31, 2002          December 31, 2001
                                                                      -------------------------------------------------------------
                                                                         Capital     Intangible and  Capital        Intangible and
                                                                         Assets       Other Assets   Assets         Other Assets
                                                                      -------------------------------------------------------------
                                                                                             (in thousands)
   North America                                                         $    671       $    180        $    588       $    375
   Ireland and U.K.                                                           103             --             449             --
   Norway                                                                     324          2,940             295          3,251
                                                                      -------------- --------------- -------------- ---------------
                                                                         $  1,098       $  3,120        $  1,332       $  3,626
                                                                      -------------- --------------- -------------- ---------------

NOTES TO INTERIM CONSOLIDATED FINANCIAL
STATEMENTS (Unaudited) - (Continued)

--------------------------------------------------------------------------------
6. RETAIL ACTIVITIES

   The Company ceased its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales of previous years. These amounts were not previously anticipated.

7. SUBSEQUENT EVENT

   As of April 24, 2002, the Company had entered into an agreement for a private placement with a third party for gross proceeds of $1.1 million. The Company will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals.

8. RECLASSIFICATION OF PRIOR PERIODS

   Certain prior period amounts have been re-classified to conform to the current period basis of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Results of Operations
Comparison of the Quarters Ended March 31, 2002 and March 31, 2001.

This section compares the unaudited consolidated financial results for the three months ending March 31, 2002 and March 31, 2001 and analyzes significant changes in the financial statement components, which comprise the consolidated statement of operations, consolidated balance sheets and consolidated statements of cash flows.

Overview. Net loss for the quarter was $2.3 million compared to net loss of $609,000 for the same quarter of 2001, however, the first quarter of 2001 included a significant non-operational gain from the disposition of a large portion of shares of America Online Inc. Total expenses decreased $850,000 or
18.2 percent this quarter when compared to the same quarter last year. The loss from operations in the first quarter was $2.3 million or $0.06 per share compared with a loss of $3.3 million and $0.12 per share for the same period of 2001. Operating loss is a non-GAAP earnings measure and is calculated by netting revenue against expenses ignoring non-operational items such as: realized gains and losses on disposal of marketable securities and strategic investments; unrealized gains and losses on revaluation of marketable securities and strategic investments and provision for impairment of assets; and settlement of retail activities.

Revenue. Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Overall revenue increased to $1.5 million for the quarter ended March 31, 2002 from $1.2 million for the quarter ended March 31, 2001. This increase is attributable to the acquisition of ADB Systemer ASA completed in the fourth quarter of 2001.

General and Administrative. General and administrative expenses decreased to $1.5 million for the quarter ended March 31, 2002 from $1.9 million for the quarter ended March 31, 2001, a decrease of 21.1 percent. Decreased headcount and improved expense control across all departments were the drivers behind lower general and administrative expenses. Major expense savings over the same period last year included professional fees ($274,000), and salaries ($246,000) as the Company placed additional reliance on fewer staff.

Sales and Marketing. Sales and marketing costs include all salaries and related expenses for sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended March 31, 2002 sales and marketing costs amounted to $489,000, as compared to $1.4 million in the same period of 2001. A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs. Salaries were down $708,000 over the same period last year due to closures of US based sales offices and a rationalization of Canadian based sales personnel through 2001.

Software Development and Technology. For the quarter ended March 31, 2002 these costs amounted to $1.2 million compared with $987,000 for the first quarter of 2001. The increase in costs is due to last year's acquisition of ADB Systemer ASA. A significant portion of the Norwegian subsidiary's expenses relate to software application development and technology for new products and version releases.

Depreciation and Amortization. Depreciation and amortization expense was $622,000 for the quarter ended March 31, 2002 as compared to $310,000 for the quarter ended March 31, 2001. This increase is due to the depreciation in the first quarter of 2002 of certain software acquired as a result of the ADB Systemer acquisition. This additional depreciation was $324,000.

Interest Income. Interest income was $18,000 for the quarter ended March 31, 2002, as compared to $113,000 for the quarter ended March 31, 2001. Interest income reflects interest from investments in cash and marketable securities, which have decreased significantly, quarter over quarter.

--------------------------------------------------------------------------------

Realized Gains and Losses on Disposal of Marketable Securities and Strategic Investments. Realized losses on the disposal of marketable securities and strategic investments amounted to $102,000 for the quarter ended March 31, 2002 compared with realized gains of $3.7 million for the first quarter of 2001. During the quarter, the Company disposed of its remaining position in America Online Inc. (AOL) as well as holdings in certain strategic investments. This resulted in cash proceeds of $1.3 million and the corresponding realized loss of $102,000. During the first quarter of 2001 the Company sold a significant portion of its AOL shares for proceeds of $10.3 million, realizing a gain of $3.7 million.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets. Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. We conducted an assessment of our long-term strategic investment portfolio at quarter end by analyzing the financial performance of our investee companies and determined that a reversal of the impairment provision from previous quarters of $106,000 was required in the first quarter of 2002. In the first quarter of 2001, a provision of $357,000 was necessary as well as an impairment of a prepaid asset for $925,000. These unrealized losses were offset by an unrealized gain from the revaluation of marketable securities of $383,000.

Cash Flows
Comparison of the Quarter Ended March 31, 2002 and March 31, 2001.

Operating Activities. Cash outflows from operating activities declined to $1.7 million in the first quarter of 2002 from $4.7 million in the same period of 2001. Significant cost reductions as a result of the restructuring done in 2001 has resulted in the improved cashflow from operations.

Investing Activities. Cash inflows from investing activities decreased to $1.2 million for the three months ending March 31, 2002 from $9.5 million recorded in the first quarter of 2001. The sale of shares of America Online Inc. in the first quarter of 2002 resulted in cash proceeds of $1.3 million compared with cash proceeds of $10.3 million in the same period of 2001.

Financing Activities. Minimal cash outflows from financing activities were incurred year to date in 2002 and during the same period in 2001. Activity relates to the continued repayment of capital leases.

Financial Condition

Current Assets. Cash and marketable securities decreased $1.6 million over the quarter. The Company realized $1.3 million in proceeds from the disposal of marketable securities and strategic investments. Deposits and prepaids increased due to the added operations of ADB Systemer ASA.

Other Assets. There were no significant additions to fixed assets for the three month period ended March 31, 2002. Strategic investments decreased $129,000 as a result of the continued liquidation of our holdings. Acquired software and acquired agreements from the ADB Systemer ASA acquisition are being amortized over the life of the respective assets, which is 3 years.

Current Liabilities. Accounts payable and accrued liabilities declined $175,000 over the three month period ended March 31, 2002 as a result of lower expenses from restructuring efforts implemented in 2001.

Present Status. The Company has not earned profits to date and, at March 31, 2002, the Company had an accumulated deficit of $89.9 million. As of March 31, 2002 the Company had cash on hand and marketable securities of $2.6 million. On April 24, 2002 the Company entered into a private placement agreement with a third party for gross proceeds of $1.1 million. The Company believes that current cash balances and anticipated funds from operations will be sufficient to meet its needs through 2002.

--------------------------------------------------------------------------------

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of US federal securities laws. These may include, among others, statements about expectations of future revenues, cash flows and cash requirements. Forward looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and the successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission, as it may be amended. Accordingly, there is no certainty that the Company's plans will be achieved.

CORPORATE DIRECTORY

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Additional Shareholder
          Directors                        Officers                  ADB Systems Offices                   Information
---------------------------      ----------------------------    --------------------------     -----------------------------
Jeffrey Lymburner                Jeffrey Lymburner               North America                  www.adbsys.com
CEO                              CEO                             Corporate Headquarters         investor-relations@adbsys.com
                                                                 ADB Systems
Martin Bekkeheien(3)             Mark Wallace                    International Inc.             Registrar and Transfer
Senior Vice President            President                       6725 Airport Road,             Agent
Statoil                                                          Suite 201                      CIBC Mellon Trust Company
                                 Jan Edvin Pederson              Mississauga, Ontario           PO Box 70390
T. Christopher Bulger(2)         President, ADB Systemer,        L4V 1V2                        Toronto, Station A
CEO, Megawheels                  Norwegian Operations            1 888 287 7467                 Toronto, Ontario
                                                                                                M5W 2X5

Paul Godin(2)                    Jim Moskos                      ADB Systems
                                 President,                      International Inc.             Auditors
Jim Moskos                       ADB Technology Group            3001 North Rocky Point         Deloitte & Touche LLP
President,                                                       Drive, Suite 200               Chartered Accountants
ADB Technology Group             Aidan Rowsome,                  Tampa, Florida                 Toronto, Ontario, Canada
                                 Vice President,                 33607
David Pamenter(1)(3)             Global Sales                    1 888 750 7467                 Lawyers
Partner, Gowlings                                                                               Gowlings, Toronto
                                 John Mackie                     Europe                         Brown Raysman, New York
John Reynolds(2)                 Vice President,                 ADB Systemer AS
Managing Director,               General Counsel and             Vingveien 2, N-4050            Stock Exchange Listings
LimeRock Partners                Corporate Secretary             Sola, Norway                   Toronto Stock Exchange
                                                                 + 47 51 64 71 00               Symbol: ADY
Ken Sexton(1)                    David Pamenter
                                 Assistant Secretary             ADB Systems Limited            Nasdaq National Market
Charles Walker(1)                                                Blenheim House                 Symbol: ADBI
CEO and President,                                               1-2 Bridge Street
Walker Group Inc.                                                Giuldford, Surrey              Shares Outstanding
                                                                 GUI 4RY                        (March 31, 2002)
                                                                 UK                             Issued 38,185,252
                                                                 + 44 (0) 1483 592100           Diluted 42,658,512
                                                                 ADB Systems
                                                                 International Ltd.
                                                                 VistaTEC House
                                                                 700 South Circular Road
                                                                 Kilmainham, Dublin 8
                                                                 Ireland
                                                                 + 353 1 416 8188

----------

(1) Member of Audit Committee

(2) Member of the Management Resources and Compensation Committee

(3) Member of the Corporate Governance Committee